UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 23, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Globalfoundries Singapore Pte. Ltd.

File No. 001-34266 - CF#23603

_____

Globalfoundries Singapore Pte. Ltd. (formerly Chartered Semiconductor Ltd.) submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 6-K filed on May 7, 2009.

Based on representations by Globalfoundries Singapore Pte. Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 99.1	through June 30, 2012
Exhibit 99.2	through September 30, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel